Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

The following is a list of responses to customer frequently asked questions regarding Marriott International’s proposed merger with Starwood Hotels & Resorts Worldwide for use by Marriott International representatives:

Marriott’s Customer Care (Omaha) Statement and Q&A

Re: Marriott’s Acquisition of Starwood

November 16, 2015

Media Inquiries Should Be Forwarded To Marriott Communications (301) 380-7770

General Statement (approved for verbal and written user)

Marriott International has signed an agreement to acquire Starwood Hotels & Resorts in a merger transaction to create the world’s largest hotel company. The transaction will form an even stronger, more efficient global company to compete in the rapidly evolving, global travel industry. It combines Starwood’s leading lifestyle brands and international footprint with Marriott’s strong presence in luxury and resort, convention, and select service segments, creating a more comprehensive portfolio for guests, meeting planners, owners and franchisees. Following the merger, Marriott International, Inc., will operate or franchise more than 5,500 properties with 1.1 million rooms open worldwide and more than 370,000 rooms in the development pipeline.

FAQs/Talking Points (not for distribution - approved for verbal use only)

Q: Will you keep all of Starwood’s brands?

A: Our integration plan will evolve as we approach closing the transaction, but at this point we anticipate little change in Starwood’s brand lineup.

Q: How long will it take to fully integrate the two companies?

A: We will be working on the integration plan between signing and closing, but in mergers of this type it is safe to assume that the full integration process will take many months. We will identify key items that can be accomplished first and will do them as quickly as we can.

Q: Will you merge your loyalty programs?

A: Marriott Rewards & Starwood Preferred Guest are the two most recognized hotel loyalty programs. Our programs and portfolios complement each other well and we intend to draw upon the best of both programs to provide more value for our guests and hotels.

Q: Will you keep Rewards or SPG?

A: We will work to bring you the very best of SPG and Marriott Rewards, two of the most recognized loyalty program in our industry.

Q: When will Starwood hotels be available on Marriott.com?

A: We cannot operate as a single company until after the transaction closes. We will have more information as we get closer to closing the transaction.

Q: I have points with Starwood/Marriott. Will I lose them?

A: No, more details will be available later, but loyalty program members will benefit from the combination.

Q: I have reservations at a Starwood-brand hotel next month; will I still have my reservation?

A: Yes.

Q: Would SPG members be able to receive Marriott Rewards benefits right away?

A: We expect that loyalty program members will benefit from this combination but we don’t have details at this time.

Q: Who will be CEO of the combined company?

A: Arne Sorenson will be CEO of the combined company.

Q: What will the combined company be called?

A: The company will retain the Marriott International name.

Q: How many properties, rooms and brands will the combined company be?

A: The merger of Marriott and Starwood will create the world’s largest hotel company with over 5,500 properties with 1.1 million rooms in more than 100 countries across 30 brands worldwide.

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No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott’s and Starwood’s stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements: This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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